Faegre Drinker Biddle & Reath LLP
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December 20, 2021

VIA EDGAR TRANSMISSION

Ms. Christina DiAngelo Fettig

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Community Capital Trust (the “Registrant”)
(Registration Nos. 333-71703; 811-09221)

Dear Ms. Fettig:

The following responds to the Staff’s comments that you provided by telephone on November 16, 2021 regarding the Staff’s review of the Registrant’s Form N-CEN and N-CSR filings for its fiscal year ended May 31, 2021 with respect to the CCM Community Impact Bond Fund and the CCM Alternative Income Fund (together, the “Funds”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

Form N-CEN

1.	Comment: With respect to the CCM Community Impact Bond Fund, Item C.8.a. was answered “No” in response to the question regarding whether the Fund had an expense limitation agreement in place during the reporting period. Please confirm the accuracy of this response.

Response: The Registrant confirms that the CCM Community Impact Bond Fund had an expense limitation agreement in place during the reporting period and it will correct the response in an amended N-CEN filing.

2.	Comment: With respect to the CCM Alternative Income Fund, Item C.8.c. was answered “No” in response to the question regarding whether the fees waived pursuant to the Fund’s expense limitation arrangement were subject to recoupment. Please confirm the accuracy of this response.

December 20, 2021

Response: The Registrant confirms that the fees waived pursuant to the respective Waiver and Reimbursement Agreements of each of the CCM Community Impact Bond Fund and the CCM Alternative Income Fund are subject to recoupment according to the terms of each Waiver and Reimbursement Agreement, and it will correct the responses with respect to each Fund in an amended N-CEN filing.

3.	Comment: With respect to Item B.23, please confirm that the Registrant did not pay any dividend, or make any distribution in the nature of a dividend payment, required to be accompanied by a Rule 19a-1 notice, as it appears that the CCM Alternative Income Fund had a substantial return of capital during the reporting period.

Response: On March 30, 2021, the CCM Alternative Income Fund announced a distribution that included a return of capital distribution. The Registrant confirms that a Rule 19a-1 notice for the return of capital distribution has been published in accordance with the Rule 19a-1. The Registrant confirms that it will continue to comply with Rule 19a-1 going forward. The Registrant will correct the response in an amended N-CEN filing.

4.	Comment: With respect to the CCM Community Impact Bond Fund, the response to Item C.4. indicates that the Fund is a non-diversified fund. Please confirm the accuracy of this response.

Response: The Registrant confirms that the CCM Community Impact Bond Fund operates as a diversified fund and will correct the response in an amended N-CEN filing.

Form N-CSR

1.	Comment: With respect to both Funds, please explain where the disclosure required by Item 27(d)(6)(ii) of Form N-1A relating to the Funds’ Board of Trustees’ (the “Board”) review of the Funds’ Liquidity Risk Management Program has been included as it is required in either the semi-annual or annual report for the Funds.

Response: The Registrant confirms that discussion of the Board’s review of the Funds’ Liquidity Risk Management Program that took place at the Funds’ July 31, 2020 Board meeting will be included in the Funds’ semi-annual report for the period ended November 30, 2021 and further confirms that the Registrant will ensure that disclosure required by Item 27(d)(6)(ii) of Form N-1A will be included in the Funds’ semi-annual report on a going-forward basis.

2.	Comment: With respect to both Funds, disclosure of the Board’s approval of the Funds’ advisory agreements does not appear to meet the specificity requirements included in the instructions to Item 27(d)(6)(i) of Form N-1A, as the disclosure appears generalized and consistent with the prior year.

December 20, 2021

Response: The Registrant believes that the current discussion of the Board’s approval of the Funds’ advisory agreements is compliant with the disclosure requirements of Item 27(d)(6)(ii) of Form N-1A. The Registrant will consider adding additional specificity in future reports regarding the Board’s approval of the advisory agreements.

3.	Comment: With respect to the CCM Alternative Income Fund, please confirm that the Fund has complied with shareholder notice requirements pursuant to Section 19 and Rule 19a-1 of the Investment Company Act of 1940, as amended, with respect to the Fund’s return of capital.

Response: The Registrant confirms that a Rule 19a-1 notice for the return of capital distribution for the fiscal year ended May 31, 2021 has been published in accordance with Rule 19a-1. The Registrant confirms that it will continue to comply with Rule 19a-1 going forward.

4.	Comment: With respect to the CCM Alternative Income Fund, page 3 of the annual report references the Fund’s goal of producing income of 3-month T-Bills plus 4.0%, but the Fund’s current prospectus refers to 3-month T-Bills plus 3.0%. Please explain this inconsistency.

Response: The Registrant notes that this change was implemented in the CCM Alternative Income Fund’s most recent annual registration statement update and included in the Fund’s prospectus dated October 1, 2021.

5.	Comment: With respect to the CCM Alternative Income Fund, the Staff notes that page 5 of the Fund’s annual report includes an Asset Allocation table. Since the Fund invests in derivatives, in future filings please state that this Asset Allocation table does not include derivatives.

Response: The Registrant will add such disclosure going forward.

6.	Comment: The Staff notes that the CCM Alternative Income Fund has Master Limited Partnership investments (“MLPs”) that amounted to 10.30% of the Fund’s total net assets as of May 31, 2021. Please confirm that the Fund’s investments in MLPs are limited to 25% of the Fund’s total assets, and consider adding such disclosure to the Fund’s prospectus.

Response: The Registrant confirms that the Fund’s investments in MLPs are limited to 25% of the Fund’s total assets and will consider adding such disclosure to the Fund’s prospectus during the Fund’s next registration statement update.

December 20, 2021

7.	Comment: The Staff notes that with respect to the CCM Alternative Income Fund’s Schedule of Investments, Clearway Energy is listed twice under the “Utilities” category. Please explain the differences between these two line items.

Response: Clearway Energy was listed twice because the company has two share classes, Class A and Class C. As of May 31, 2021, CCM Alternative Income Fund owned both share classes (9,500 Class A Shares and 8,800 Class C Shares). Going forward, the Fund will indicate the different share classes in the Schedule of Investments.

8.	Comment: With respect to both Funds, Regulation S-X, Article 12-12, footnote 2 requires that a fund’s Schedule of Investments be categorized into both the type of investments and the related industry, country or geographic region of the investments. Currently, the CCM Alternative Income Fund lists corporate bonds, asset-backed securities and closed-end funds as types of investment but does not include the corresponding related industry, country or geographic region. Likewise, the CCM Community Impact Bond Fund only lists the types of investments, including corporate bonds and asset-backed securities. Going forward, please add the additional disclosure to the Funds’ Schedule of Investments relating to an investment’s related industry, country or geographic region.

Response: The Registrant confirms that it will include the requested disclosure on a going-forward basis.

9.	Comment: With respect to each Fund, in future filings please disclose the reasons for transfers out of Level 3. Reference is made to FASB ASC 820-10-50.

Response: The Registrant confirms that it will include the requested disclosure, as necessary, on a going-forward basis.

10.	Comment: The Staff notes that Note 1 to the financial statements of the CCM Alternative Income Fund discusses valuation of debt securities, but the Fund’s investments also include equity securities, other investment companies and derivatives. Please explain why valuation procedures relating to non-debt securities were omitted and please confirm that future filings will include such disclosure.

Response: The Registrant notes that discussion of valuation procedures of securities other than debt securities was inadvertently omitted from the CCM Alternative Income Fund’s report and confirms that it will include such disclosure on a going-forward basis.

11.	Comment: With respect to the CCM Alternative Income Fund, in future filings please disclose by year the amounts of recapturable expenses that remain subject to recoupment.

Response: The Registrant confirms that it will include the requested disclosure on a going-forward basis.

December 20, 2021

12.	Comment: Since the CCM Alternative Income Fund holds investments in real estate investment trusts (“REITs”) and MLPs, in future filings please disclose in the Fund’s notes to financial statements that distributions received from REITs and MLPs may be classified as return of capital.

Response: The Registrant confirms that it will include the requested disclosure on a going-forward basis.

13.	Comment: Please explain why the net expenses in the fee table of the CCM Alternative Income Fund’s current prospectus and the net expenses in the CCM Alternative Income Fund’s financial highlights table are both below the defined expense limit of 1.85%. Please address whether the fee table is excluding the acquired fund fees and expenses from the expense limit.

Response: The fee table for CCM Alternative Income Fund includes acquired fund fees and expenses. Inclusive of those fees the total expense ratio fell below the limit of 1.85% after expense waivers and expense reimbursements. The Fund’s adviser contractually agrees to waive fees, including short broker fees, dividends on short positions and acquired fund fees and expenses. These fees can fluctuate significantly from month to month. Therefore, fee waivers may be needed in one month and may not be required in the following. As a result, it’s reasonable that the Fund’s total expense ratio may fall under the expense limit of 1.85% for the year after waivers and expense reimbursements.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2497.

Very truly yours,

/s/ Catherine A. DiValentino
Catherine A. DiValentino